UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number  1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan)

VARIAN MEDICAL SYSTEMS, INC.

 (Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1129

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Note:         Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of Varian Medical Systems, Inc.
Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

San Jose, California
May 13, 2005

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2004	2003

Assets
Investments, at fair value (Note 3)	$508,644	$485,919

Contributions receivable
Participant	683	526
Employer	808	602
Total receivable	1,491	1,128
Total assets	510,135	487,047

Liabilities
Accrued expenses	78	88
Net assets available for benefits	$510,057	$486,959

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

(in thousands of dollars)	Year Ended December 31, 2004

Additions to net assets attributed to
Net unrealized and realized appreciation in the fair value of investments	$36,614
Interest income	7,251
Total investment income	43,865

Contributions
Participant	13,030
Employer	7,870
Total contributions	20,900
Total additions	64,765

Deductions from net assets attributed to
Benefits paid to participants	41,374
Administrative expenses	293
Total deductions	41,667

Net increase in net assets	23,098

Net assets available for benefits
Beginning of year	486,959
End of year	$510,057

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.                            Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and the Summary Plan Description/Prospectus for more detailed information.

The Plan was established to provide benefits to those employees of Varian Medical Systems, Inc., formerly Varian Associates, Inc. (the “Company”) who elect to participate.  Prior to January 1, 2003, the Plan consisted of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan - Pension Element and the Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element.  Effective January 2, 2003, the Plan was amended to adopt the necessary changes for the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”), to change the Plan year-end from September 30 to December 31 and to merge the Pension Element into the Profit Sharing Element.  As a result of the merger, net assets of $194,166,000 were transferred from the Pension Element to the Profit Sharing Element.  The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Contributions can come from participant before-tax contributions, participant after-tax contributions, EIP bonus contributions, MIP bonus contributions, rollover contributions, Company matching contributions, matching Employee Incentive Plan (“EIP”) bonus contributions, matching Management Incentive Plan (“MlP”) bonus contributions and Company discretionary retirement profit-sharing contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

Administration

The Company is the designated administrator of the Plan.  The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee.  Expenses for administering the Plan are primarily the responsibility of the Plan participants.

Contributions and Participant Accounts

Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations.  Employees of the Company may elect to have their EIP bonus paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations.  All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules.  New Plan participants must complete one year of service before making any after- tax contributions to the Plan.

Upon completion of one year of service with the Company, participants are entitled to receive Company contributions.  The Company’s matching contribution is 100% of participants, before or after-tax deposits, up to a maximum of 6% of participants’ eligible base pay.  The Company may make a discretionary retirement profit-sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year.  Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year.  No discretionary Company retirement profit-sharing contributions were made for the year ended December 31, 2004.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses.  Allocations are based on participant earnings or account balances, as defined.

Participants are immediately fully vested in their contributions and Company contributions.

Contributions made to the Plan are allocated among twenty-one investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction.  Participants may transfer account balances and the investment of their future contributions among these funds.

Participant Loans

Loans are available to participants who are either active employees or on a leave of absence.  Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000.  Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1% at the date requested.  The interest rates on loans outstanding at December 31, 2004 and December 31, 2003 range from 5% to 10.5%.  Principal and interest is paid ratably through payroll deductions over five years or less.  Upon employment termination, the entire loan balance becomes immediately due and payable.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship.  Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds.  The normal form of payment is cash.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared utilizing the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements.  Such estimates include those regarding fair value.  Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities.  Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Plan held in money market and mutual funds are valued at fair value as determined by quoted market prices.  Investments held in the Interest Income Fund and the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities.  The carrying amounts of the investments approximate fair value. Purchases and sales of securities are recorded on a trade- date basis.  Participant loans are valued at cost which approximates fair value.  The Plan presents in its investment income (loss) the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Payment of Benefits

Benefits are recorded when paid.

3.                            Investments

The following present investments that represent 5% or more of the Plan’s net assets:

	December 31,
(in thousands of dollars)	2004	2003

Fidelity Growth Company Fund	$100,563	$101,076
Fidelity Growth and Income Portfolio	$64,223	$63,834
Spartan U.S. Equity Index Portfolio	$63,974	$62,860
Fidelity Intermediate Bond Pool	$96,406	$108,616
Fidelity Retirement Money Market Portfolio	$31,017	$33,379
Fidelity Balanced Fund	$44,840	$43,721

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $36,613 as follows:

(in thousands of dollars)

Mutual funds	$29,259
Company stock fund	$3,449
Intermediate bond pool	$3,905

4.                            Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of account balance in the Varian Medical Systems Stock Fund.  Investments in the Company’s common stock at December 31, 2004, and December 31, 2003 consisted of 429,342 shares and 171,899 shares, with fair market values of $18,567,501 and $11,878,511, respectively.  The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock.  The remainder of the Varian Medical Systems Stock fund, approximately $322,000, and $233,000 at December 31, 2004, and December 31, 2003, respectively, is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest.  Any purchases and sales of these funds are open market transactions at fair market value.  Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.  Administrative fees paid by the Plan to Fidelity for the year ended December 31, 2004 were $293,000.

5.                            Income Tax Status

The Plan obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is exempt from tax.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Supplemental Schedule

Varian Medical Systems, Inc. Retirement Plan

Schedule H, Item 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a) Identity of Issuer	(b) Description of Investment	(c) Units	(e) Current Value

* Fidelity Intermediate Bond Pool	Common/Collective Trust	43,076,728	$96,405,718
VMS Company Stock	Common Stock	429,342	18,567,501
Fidelity Institute Cash Portfolio	Money Market	321,621	321,621
* Fidelity Puritan	Mutual Fund	269,939	5,115,348
* Fidelity Equity Income Portfolio	Mutual Fund	144,705	7,637,523
* Fidelity Growth Company	Mutual Fund	1,793,522	100,562,760
* Fidelity Growth & Income Portfolio	Mutual Fund	1,680,797	64,223,245
* Fidelity Balanced	Mutual Fund	2,516,281	44,840,135
* Fidelity Blue Chip	Mutual Fund	67,332	2,808,410
* Fidelity Worldwide	Mutual Fund	280,695	5,122,687
* Fidelity Divers INTL	Mutual Fund	373,460	10,695,894
* Fidelity Freedom Income	Mutual Fund	100,394	1,131,440
* Fidelity Freedom 2010	Mutual Fund	157,630	2,146,926
* Fidelity Freedom 2020	Mutual Fund	349,897	4,884,562
* Fidelity Freedom 2030	Mutual Fund	142,686	2,009,026
Spartan US Equity Index Portfolio	Mutual Fund	1,492,638	63,974,448
* Fidelity Freedom 2040	Mutual Fund	115,143	952,233
PIMCO Total Return ADM	Mutual Fund	974,738	10,400,452
Franklin Small-Mid Cap Growth	Mutual Fund	137,637	4,701,671
NB Genesis Trust	Mutual Fund	585,050	24,964,070
* Fidelity Retirement Money Market Portfolio	Money Market	31,016,687	31,016,687
* Fidelity Managed Income Portfolio	Common/Collective Trust	3,673,080	3,673,080
* Participant Loans	Range of interest from 5% - 10.5%		2,489,004
			$508,644,441

*Party-in-interest

Information certified as complete and accurate by

Fidelity Investments, custodian.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

	By:	Varian Medical Systems, Inc.

	By:	/s/ Wendy S. Reitherman
Wendy S. Reitherman
Vice President, Human Resources

Date: June 23, 2005